SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33063

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

March 30, 2018

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of March 2018. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on April 24, 2018, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Branch Chief, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Croft Funds Corporation [File No. 811-08652]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 1, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $3,764 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on January 24, 2018, and amended on February 22, 2018.

Applicant's Address: Canton House, 300 Water Street, Baltimore, Maryland 21202.

Meehan Mutual Funds, Inc. [File No. 811-09575]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Meehan Focus Fund, a series of Ultimus Managers Trust, and, on October 20, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $133,418 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on February 22, 2018.

Applicant's Address: c/o Edgemoor Investment Advisors Inc., 7250 Woodmont Avenue, Suite 315, Bethesda, Maryland 20814.

LocalShares Investment Trust [File No. 811-22755]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 16, 2018, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $46,500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on March 5, 2018.

Applicant's Address: 4535 Harding Pike, Suite 201, Nashville, Tennessee 37205.

Transamerica AUIM Opportunistic Bond [File No. 811-22765]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on January 24, 2018, and amended on March 7, 2018.

Applicant's Address: 1801 California Street, Suite 5200, Denver, Colorado 80202.

Waddell & Reed Advisors Funds [811-09435]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding series of Ivy Funds and, on October 10, 2017 and February 20, 2018, made final distributions to its shareholders based on net asset value. Expenses of $3,515,501.43 incurred in connection with the reorganization were paid by the applicant, the applicant's investment adviser, the acquiring fund, and the acquiring fund's investment adviser.

Filing Date: The application was filed on March 19, 2018.

Applicant's Address: 6300 Lamar Avenue, Overland Park, Kansas 66202

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary